Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, Texas 77077
October 11, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Jason Wynn

Re:	Parker Drilling Company’s Registration Statement on Form S-4 (SEC File No. 333-126669) (the “Registration Statement”)
Ladies and Gentlemen:
The undersigned, Parker Drilling Company (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 11:00 a.m. Eastern Standard Time on Friday, October 14, 2005, or as soon thereafter as practicable.
The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Parker Drilling Company
By:	/s/ W. Kirk Brassfield
W. Kirk Brassfield
Vice President, Finance and Accounting